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                                                                Exhibit 12(a)


               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Amounts in Thousands)

                                                                                                             Nine Months
                                                                    Year Ended December 31,                     Ended
                                                     ---------------------------------------------------     September 30,
                                                       1993      1994        1995       1996       1997           1998
                                                     -------    -------    -------    -------    -------     -------------
Pretax income from continuing operations              $9,349    $21,352    $25,505    $49,542    $67,522       $56,981
                                                     =======    =======    =======    =======    =======       =======
Fixed charges:
Interest expense including amortization of
  deferred costs and capitalized interest            $15,100    $22,496    $32,107    $33,188    $40,598       $50,124
Ground Rent 33%                                          $44        $44        $44        $43        $56           $78
Proportionate share of fixed charges of 50% owned
  joint ventures accounted for using equity method
  of accounting                                           --         --         --     $1,750         --            --
                                                     -------    -------    -------    -------    -------       --------

                  Total fixed costs                  $15,144    $22,540    $32,151    $34,981    $40,654       $50,202
                                                     -------    -------    -------    -------    -------       --------

Capitalized interest during the period                  ($40)   ($1,073)   ($2,512)   ($3,300)   ($3,991)      ($6,579)
Amortization of capitalized interest during the
  period                                                $133       $135       $170       $255       $498          $373
Majority-owned subsidiary adjustments                     --         --         --         --     $1,048        $1,628
Equity Company Adjustments                              $347       $186      ($486)   ($8,709)  ($10,893)     ($10,323)
                                                                                       $8,276    $10,050        $9,581
                                                    --------   --------   --------   --------   --------      --------

Earnings before income taxes and fixed charges       $24,933    $43,140    $54,828    $81,045   $104,888      $101,863
                                                    ========   ========   ========   ========   ========      ========

Ratio of earnings to Fixed charges                     $1.65      $1.91      $1.71      $2.32      $2.58         $2.03
                                                    ========   ========   ========   ========   ========      ========

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